Castmor Resources, Ltd.
           427 Princess Street, Suite 406, Kingston, Ontario  K7L 5S9
                 Tel:  (613) 617-5107     Fax:  (613) 383-0247

                                                                   July 11, 2011

VIA  EDGAR

H.  Roger  Schwall
Assistant  Director
Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100  F  Street,  N.E.
Washington,  D.C.  20549-4628

     Re:     CASTMOR RESOURCES LTD.
             AMENDED REGISTRATION STATEMENT ON FORM S-1
             FILED MAY 31, 2011
             FILE NO. 333-169764

Dear  Mr.  Schwall:

We hereby respectfully request, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the effective date of the above-captioned amended Registration Statement be accelerated so that it will become effective on July 12, 2011 at 4:00 p.m. (Eastern Time) or as soon as practicable thereafter.

We acknowledge that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

We further acknowledge that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Castmor Resources Ltd. from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

We further acknowledge that Castmor Resources Ltd. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                        Yours very truly,


                                        /s/ Alfonso Quijada
                                        Alfonso Quijada
                                        President